UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
20549

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25002834

ORTS
A-5

SEC FILE NUMBER
8-69705

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: General Wellington Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

295 Madison Avenue - 43rd Fl.
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin Meehan	212-803-7153	kmeehan@generalwellington.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
(Name – if individual, state last, first, and middle name)

141 West Jackson Blvd.	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

March 24, 2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Meehan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of General Wellington Capital LLC, as of 12/31, 24, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: FINOP

Notary Public

Kevin Persaud
Notary Public, State of New York
Reg. No. 0IPE0022725
Qualified in Nassau County
Commission Expires March 25, 2028

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Of General Wellington Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of General Wellington Capital LLC (the "Company") as of December 31, 2024, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of General Wellington Capital LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of General Wellington Capital LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to General Wellington Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of General Wellington Capital LLC's financial statements. The supplemental information is the responsibility of General Wellington Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

We have served as General Wellington Capital LLC's auditor since 2019.
Chicago, Illinois
February 24, 2025

GENERAL WELLINGTON CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

Assets		
Cash	$	506,302
Accounts receivable		307,893
Other assets		6,754
Total Assets	$	820,949
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	129,844
Members' Equity		691,105
Total Liabilities & Members' Equity	$	820,949

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission. The accompanying notes are an integral part of these financial statements.

GENERAL WELLINGTON CAPITAL LLC

STATEMENT OF INCOME

For the year ended December 31, 2024

Revenue	
Gross commissions	$ 1,344,441
Total Revenue	1,344,441
Expense	
Compensation and benefits	361,116
Sales commissions	378,316
Professional fees	199,229
Travel and entertainment	84,355
Office rent	108,000
Promotion	64,520
General and administrative	30,761
Total Expense	$ 1,226,297
Income Before Taxes	$ 118,144
NY Pass-Through Taxes	45,666
Net Profit	$ 72,478

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission. The accompanying notes are an integral part of these financial statements.

GENERAL WELLINGTON CAPITAL LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year ended December 31, 2024

Balance, December 31, 2023	$	618,627
Net profit		72,478
Balance, December 31, 2024	$	691,105

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission. The accompanying notes are an integral part of these financial statements.

GENERAL WELLINGTON CAPITAL LLC

STATEMENT OF CASH FLOWS

For the Year ended December 31, 2024

Cash flows from operating activities:	
Net profit	$ 72,478
Adjustments to reconcile net profit to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	214,849
Other assets	10,710
Accounts payable and accrued expenses	9,287
Net cash provided by operating activities	307,324
Net increase in cash:	307,324
Cash	
Beginning of year	198,978
End of year	$ 506,302
Supplemental cash flow information	
NY pass-through taxes paid	$ 31,062

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission. The accompanying notes are an integral part of these financial statements.

Note 1 – Nature of Business

General Wellington Capital, LLC (the "Company"), a New York Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization. The Company provides financial advisory and marketing services to institutional investment managers. The Company's effective date of organization was November 1, 2015. The effective date of the Company's registration as a broker-dealer was June 27, 2016.

Note 2 – Summary of Significant Accounting Principles

Accounting Policies

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company provides financial advisory and marketing services from raising capital on behalf of institutional investment managers and earns a fee under the terms of the agreement. Effective January 1, 2018, the Company adopted the ASC 606 standard *Revenues from Contracts with Customers:* identify contract with a customer: identify the performance obligations in the contract; determine transaction price; allocate transaction price to performance obligations; recognize revenue when performance obligation is satisfied.

In the normal course of business, the Company acts as an intermediary or agent with respect to certain payments received from third parties. An entity is an agent if the entity's performance obligation is to arrange for the provision of the specified good or service by another party. An entity that is an agent does not control the specified good or service provided by another party before that good or service is transferred to the customer. When (or as) an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party. An entity's fee or commission might be the net amount of consideration that the entity retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party transaction or acting as an "agent" in the transaction. For those transactions which the Company is considered as acting as an "agent", revenues are recorded on a net basis.

Revenue Recognition (Cont'd)

The Company enters fee sharing arrangements with investment advisors and other business entities to perform marketing services to potential investors. The Company believes the performance obligation for providing marketing services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Management fees are based on a percentage applied to the customer's assets under management and are recognized as revenue over time as the assets are managed.

As an additional consideration for the marketing services noted above, the Company may receive fees that vary based on specific performance measures achieved by the customer, for example, when a fund or separate account exceeds a specified benchmark or contractual hurdle over a contractual performance period or the life of a fund. These fees are earned once account returns have exceeded these specified performance measures and are calculated as a percentage of account returns. These performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time as well as meeting a specified compound hurdle rate, both of which are highly susceptible to factors outside the Company's influence. Revenues are recognized once it is probable that a significant reversal will not occur. Performance fees recognized in the current period relate to performance obligations that have been satisfied in the current period.

The following table presents revenue by major source:

Revenue from contracts with customers:

Gross commissions:	
Services sold direct to customers	$ 1,029,476
Services sold through intermediaries	$ 314,965
Total gross commissions:	$ 1,344,441

Segment Reporting

During the year ended December 31, 2024, the Company adopted FASB ASC 280, Segment Reporting, as amended by the FASB ASU 2023-07. The Company is engaged in a single line of business as a securities broker-dealer, specializing in the marketing of investment management products and services to institutional investors. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The concentration of revenue from external customers is disclosed in Note 3. The Statement of Income presents the segment revenue and significant expenses for the year ended December 31, 2024.

Income Taxes

The Company has elected to be treated as a partnership for federal income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's members, and no provision for federal income taxes has been recorded on the accompanying financial statements.

Beginning with the year ending December 31, 2021, the Company has elected to be liable for the New York Pass-Through Entity Tax and the New York City Unincorporated Business Tax. The Company has paid estimated New York State taxes of $36,900 and New York City taxes of $8,766 as of December 31, 2024, which are included in the Statement of Income in the NY-Pass Through Taxes line item. As of December 31, 2024, the Company has an accrual balance of $17,974 for New York State which is included in accounts payable and accrued expenses on the Statement of Financial Condition.

The Company has adopted FASB ASC 740, which provides guidance regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statement. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance in de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in the interim periods, disclosure, and transition.

The Company evaluates tax positions taken on its tax return in accordance with accounting principles generally accepted in the United States of America, which require that tax positions taken be more-likely-than-not to be sustained. Management believes that the Company has no significant unrecognized tax benefit under those criteria. Penalties and interest, if any, assessed by income taxing authorities are included in operating expenses.

Accounts Receivable

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be expensed when that determination is made.

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit losses (Topic 326)* ("ASU 2016-13"). This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and any other models with the Current Expected Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining life of the financial assets and expected credit losses for newly recognized financial assets, was well as changes to expected credit losses for newly recognized financial assets, as well as changes to expected losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount and will be generally recognized earlier than under current standards. The Company has completed their analysis as of December 31, 2024, related to the above noted financial assets within the scope of ASC 326 and identified no material current expected credit loss to be recorded.

Note 3 – Concentrations and Credit Risk

Concentrations:

During the year ended December 31, 2024, the Company generated revenues from twelve clients as follows: approximately $581,478 - 43%; $269,920 - 20%; $192,975 - 14%; all others $300,068 - 23%.

Credit Risk

The Company maintains a checking account in a financial institution. Accounts at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor, per bank. At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company's cash balance as of December 31, 2024, exceeded the amount insured by the FDIC by $256,302. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

Note 4 – Related Party Transactions

Reimbursement Agreement

The Company has a reimbursement agreement with an affiliated entity for whom the owner of the affiliate is the owner and designated principal of the Company. The term of the agreement is for three years and was renewed in December 2024. During the year ended December 31, 2024, occupancy costs charged to operations and paid to affiliates were $108,000 and are included in office rent on the Statement of Income.

Guaranteed Payments to Members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as a charge to operations rather than as allocations of membership net profit. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the Company, but rather, as part of the allocation of net profit. During the year ended December 31, 2024, the Company recorded a charge of approximately $116,617 for guaranteed payments; $51,455 for medical plan; and $1,400 for other miscellaneous payroll costs which are included in Compensation and benefits on the Statement of Income.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, under which the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate daily. On December 31, 2024, the Company had net capital of $396,857 which was $388,201 in excess of its net capital requirements of $8,656. The Company's ratio of aggregate indebtedness to net capital was .33 to 1.

Note 6 – Commitments and Contingencies

Litigation

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently there is no litigation against the Company.

Indemnification

The Company has entered into a Business Advisory Agreement with each client; having various terms and conditions outlined within each agreement. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

NOTE 7 – SEP Plan

The Company has established a Simplified Employee Pension ("SEP") plan. This plan is set up for the owners and all eligible employees. The Company accrued a $70,177 contribution to the SEP plan which is included in the Accounts payable and accrued expenses on the Statement of Financial Condition and included in Compensation and benefits on the Statement of Income. The contribution was made exclusively to the business owners since there currently are no eligible employees at the Company.

NOTE 8 – Guarantees

FASB ASC 460, Guarantees ("ASC 460"), requires the Company to disclose information about its obligation under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non- occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company has issued no guarantees effective at December 31, 2024 or during the year then ended.

NOTE 9 – Subsequent Events

Management has evaluated the impact of all events and transactions occurring after December 31, 2024, and through February 24, 2025, the date these financial statements were available to be issued and has determined that there were no material subsequent events requiring recognition or disclosure.

GENERAL WELLINGTON CAPITAL LLC

Supplemental Schedules

December 31, 2024

GENERAL WELLINGTON CAPITAL LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2024

Members' Equity	$691,105
Less: Non-Allowable Assets and Non-A.I. Liabilities:	
Accounts Receivable	(287,494)
Other Assets	(6,754)
Net Capital	$396,857
Minimum requirement of 6-2/3% of Aggregate Indebtedness $8,037 or $5,000 whichever is greater	$8,656
Excess Net Capital	$388,201
Aggregate Indebtedness	$129,844
Ratio: Aggregate Indebtedness to Net Capital	.33 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2024.

GENERAL WELLINGTON CAPITAL LLC

Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2024

The Company does not receive, hold, or otherwise owe funds or securities for or to customers for the year ended December 31, 2024.

GENERAL WELLINGTON CAPITAL LLC

Schedule III – Information for Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2024

The Company does not receive, hold, or otherwise owe funds or securities for or to customers for the year ended December 31, 2024.

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of General Wellington Capital LLC

We have reviewed management's statements, included in the accompanying The Exemption Report, in which (1) General Wellington Capital LLC (the Company) does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to A. private placement of securities and B. referral arrangements with investment advisors and fund managers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

General Wellington Capital LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2025

GENERAL WELLINGTON CAPITAL LLC

The Exemption Report

December 31, 2024

General Wellington Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to A. private placement of securities and B. referral arrangements with investment advisors and fund managers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

General Wellington Capital LLC

I, Kevin P. Meehan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Kevin P. Meehan

Title: FINOP

Date: February 24, 2025